John J. Gallagher III
Executive Vice President
and Chief Financial Officer
Celanese Corporation
1601 W. LBJ Freeway
Dallas, TX 75234
Phone: 972 443 4540
john.gallagher@celanese.com
August 23, 2006
Via EDGAR – Correspondence File
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Re:	Celanese Corporation Form 10-K for the year ended December 31, 2005; Form 10-Q for the quarter ended March 31, 2006; File Nos. 1-32410 and 333-122587-18
Dear Mr. Decker:
We have reviewed the additional comments in your letter dated July 27, 2006. Per your request, our responses are as follows:
CELANESE CORPORATION
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
Management’s Discussion and Analysis
     Selected Data by Business Segment, page 68
2.	We note your response to prior comment 2. Given that the segment total of net sales, special (charges) gains, operating profit (loss), earnings (loss) from continuing operations before tax and minority interests, and depreciation and amortization does not agree to the amounts presented on your financial statements, we continue to believe these amounts constitute non-GAAP financial measures. We encourage you to continue disclosing selected data by business segment in MD&A in a similar manner, with the exception of your presentation of Segment Total lines items. The Segment Total line items should either be removed from your selected data by business segment, or you should provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response: In future filings we will delete the Segment Total lines.
Liquidity and Capital Resources
     Covenants, page 98
3.	We note your response to prior comment 3. Your response indicates that you believe information about your covenants is material to an investor’s understanding of your financial condition and/or liquidity. We continue to believe that reconciliations should be provided in order for investors to understand how these debt covenants are calculated. For example, for the Minimum Adjusted EBITDA to cash interest ratio, we would expect you to provide a reconciliation of Minimum Adjusted EBITDA to net earnings (loss) calculated in accordance with GAAP and as presented on your statements of operations as well as a reconciliation of cash interest to interest expense calculated in accordance with GAAP and as presented on your statements of operations. Please revise your disclosures.
Response: Please see Attachment A for our response regarding reconciliation of debt covenant ratios. We will present this reconciliation in future filings when we include the debt covenant ratios.

August 23, 2006

     Contractual Obligations, page 100
4.	We note your response to prior comment 4. Please show us in your supplemental response what your revised table of contractual obligations will look like with the addition of estimated interest payments on your debt, including your disclosure of assumptions you used.
Response: The following table sets forth our fixed contractual debt obligations as of December 31, 2005. We will present this information in future filings.

		Less than 1			After 5
Fixed Contractual Debt Obligations	Total	Year	2-3 Years	4-5 Years	Years
	(in $ millions)
Term Loans Facility	1,708	17	33	33	1,625
Interest payment on Debt (1)	2,029	240	480	519	790
Senior Subordinated Notes (2)	950	—	—	—	950
Senior Discount Notes (3)	554	—	—	—	554
Other Debt (4)	399	138	18	35	208

Total Fixed Contractual Debt Obligations	5,640	395	531	587	4,127

(1)	For future interest expense, we assumed no change in variable rate. (See footnote 16 for the applicable interest rates).

(2)	Does not include a $3 million premium.

(3)	Reflects an additional $175 million representing the accreted value of the notes at maturity.

(4)	Does not include a $2 million reduction due to purchase accounting.
     Item 9A. Controls and Procedures, page 116
5.	We note your response to prior comment 5. You state that you concluded that this significant deficiency did not preclude your from determining that you had effective disclosure controls and procedures as of December 31, 2005 and March 31, 2006. Your response did not indicate how you were able to reach this conclusion in light of the significant deficiency. Please expand your disclosure as previously requested.
Response: We considered several factors in concluding that the export issue, which we disclosed as a significant deficiency in internal controls, did not preclude our determination that we had effective disclosure controls and procedures. First, during the period January 1, 2000 to December 31, 2005, we have identified approximately $25 million in sales that may have violated export controls. This amount is not material to our company. We established a $1.5 million reserve for the export matter, which we continue to believe will be our approximate liability. This amount is not material to our company. Second, our disclosure controls include (i) a disclosure committee which regularly meets to review possible disclosure items, (ii) a disclosure practices committee, comprised of our senior executives, which reviews our 1934 Act periodic reports and (iii) a sub-certification process pursuant to which our business unit leaders and key staff personnel provide written certifications that support the Section 302 and 906 certifications filed by our CEO and CFO. Third, the accounting and SEC literature make a distinction between material weaknesses and significant deficiencies. While material weaknesses are required to be disclosed and create a presumption of ineffective disclosure controls, significant deficiencies do not require disclosure and do not create such a presumption. Consistent with this literature, we concluded that the export issue did not render ineffective our disclosure controls which are intended to ensure that the information required to be disclosed is accumulated and communicated to our management to allow timely decisions regarding required disclosures.

August 23, 2006

Financial Statements
     Statements of Operations, page F-4
6.	We note your response to prior comment 7. The following are the most common definitions from Merriam-Webster’s dictionary for the word special:
•	distinguished by some unusual quality;

•	readily distinguishable from others of the same category;

•	unique; and

•	being other than usual.

Also, note that unusual is part of the definition of special. It remains unclear how you determine it was appropriate to characterize these amounts as special given that they have been recorded in multiple periods. Please advise or revise.
Response: Our special charge classification is limited to significant income or expense items resulting from material events not in the ordinary course of business. We believe that limiting special charges to material events not in the ordinary course of business is consistent with the definition of special as set forth in the Staff’s letter to us dated July 27, 2006. The concepts of “distinguished by some unusual quality; readily distinguishable from others of the same category; unique; and being other than usual” are descriptive of the items included in our special charges. Special charges reported over the time period 2003 through 2005 are largely comprised of employee termination benefits and asset impairment charges associated with significant restructuring initiatives at several locations, a material charge for the sorbates litigation matter, cash recoveries related to the plumbing product liability matters, and significant fees associated with discrete transactions involving one of our shareholders.
In some instances, charges related to one particular transaction or event are necessarily reflected in multiple periods in accordance with GAAP. For example, in one period we recorded a charge of $25 million for the impairment of an asset group in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In a subsequent period, further impairment indicators occurred and an additional charge of $32 million was recorded. The fact that charges occurred in more than one accounting period associated with this asset group does not negate the characterization of such material charges as being “other than usual.”
As another example, in connection with discrete restructuring initiatives we periodically have employee termination costs that, depending on the circumstances, may be reported in multiple periods. Such accounting is prescribed by Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities. We believe that neither the recording of such charges across multiple periods for a single restructuring initiative, nor the recording of such charges for multiple episodic, discrete restructuring events, changes the fact that the underlying activities are outside of the ordinary course of business and properly described as special.
We do not believe that designating a particular type of charge as special in multiple periods is in conflict with the definition of “special,” as that type of charge very well may be “distinguished by some unusual quality.” The overarching quality that distinguishes our special charges is that they are episodic events not in the ordinary course of business and not reflective of our core business.

August 23, 2006

Note 4. Summary of Accounting Policies
Earnings Per Share, page F-23
7.	We note your response to prior comment 12. Please provide us with your earnings per share calculations using the two class method for the year ended December 31, 2005. If the amounts are different from those currently presented, please also revise your presentation accordingly. Refer to paragraphs 60 and 61 of SFAS 128 and EITF 03-6.
Response: By way of background, all of our common shares outstanding on December 31, 2004 were Series B common shares. We first issued Series A common shares on January 21, 2005 in connection with the effectiveness of our initial Form S-1 filing. All of our Series B common shares converted legally one-for-one into Series A common shares on April 7, 2005.
The terms of our Series A and Series B common shares are identical, with the exception of Series B shares’ conversion feature, and their entitlement to the stock dividend and special cash dividend described in Note 19 to our 2005 consolidated financial statements. The two series are otherwise equal in terms of dividend rights, voting rights, and liquidation rights.
Although the Series B shares were not converted to Series A until April 7, they were contingently issuable upon occurrence of the IPO. Paragraph 10 of FASB Statement No. 128 states that “shares issuable for little or no consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of shares is no longer contingent).” Because all conditions for conversion of Series B shares to Series A shares had been satisfied as of the IPO date (January 21, 2005) and because these classes had identical rights outside of the dividend features that were met prior to issuance of the Series A shares, the Series B shares were considered converted to Series A at the IPO date for purposes of EPS calculations.
Our Amended and Restated Certificate of Incorporation, filed as Exhibit 3.1 to Form S-1/A filed January 13, 2005, required the payment of the special dividend. Thus, at the IPO date the dividend was a firm obligation of Celanese Corporation to the Series B shareholders. Celanese had an unconditional obligation and the ability to pay such dividend at the IPO date. That is, the payment of the dividend was not subject to discretion nor future decision making. We included the outstanding shares of both series in our 2005 EPS calculations.
It should be noted that, from a mechanical perspective, the stock dividend of 7.5 million Class A shares to holders of Class B shares was included in our EPS calculation effective March 9, 2005. Inclusion of such shares as of the IPO date of January 21, 2005 would have had no impact on our primary or diluted earnings per share (as rounded) and an immaterial impact on our disclosure of weighted average shares outstanding for the period ended March 31, 2005.
We plainly described the nature of, and our intentions with respect to, this dividend throughout our Prospectus dated January 20, 2005. The cover of the Prospectus states [emphasis added]:
We intend to use borrowings under the new senior credit facilities...together with any remaining proceeds from the sale of the shares being sold by us in this offering..., to repay all amounts outstanding under the floating rate term loan...and to pay an approximately $803 million special dividend to holders of our Series B common stock.
Finally, the special cash dividend paid to the Series B common shareholders on April 7, 2005 was clearly not a distribution of earnings, as we had a significant accumulated deficit at that point in time. Our net loss available to common shareholders was $12 million for the three months ended March 31, 2005, and $253 million for the nine months from inception to December 31, 2004. Our IPO Prospectus clearly stated that the special cash dividend would be paid with a portion of the IPO proceeds and concurrent debt financings.
In summary, we do not believe that computing earnings per share using the two class method is appropriate under FAS No. 128.

August 23, 2006

Note 10. Investments
Cost Investments, page F-32
8.	We note your response to prior comment 14. We remind you that paragraph 3 of FIN No. 35 states that evidence that an investor owing 20 percent or more of the voting stock of an investee may be unable to exercise significant influence over the investee’s operating and financial policies requires an evaluation of all the facts and circumstances relating to the investment. The presumption that the investor has the ability to exercise significant influence over the investee’s operating and financial policies stands until overcome by predominant evident to the contrary. Please further advise how you were able to overcome this presumption for each investment in which you own 20 percent or more of the voting stock. For your investment in Ibn Sina, you state that you control two of the eight board seats; please advise how you determine this representation on the board of directors does not enable you to exercise significant influence. Please address the following for each entity in which you own 20 percent or more of the voting stock and account for under the cost method:

•	Please tell us whether you have any representation on the entity’s board of directors or have representation in any other management capacity;

•	Please tell us whether you have made any other form of investments in the entity, including investments in preferred stock or debt securities;

•	Please tell us whether you have any voting rights, veto rights, and other protective and participating rights as discussed in EITF 96-16;

•	Please tell us what participation you have in the policy making processes of the entity;

•	Please tell us whether you have any obligations to provide financing for the entity; and

•	Please tell us whether you have dealt with any opposition by the investee or from other significant investors in the investee, such as litigation or complaints to governmental regulatory authorities.
Response: Each cost investment in which we own 20 percent or more of the voting stock is separately addressed below.
National Methanol Company (Ibn Sina)
Ibn Sina is owned 50% by Saudi Basic Industries Corporation (“SABIC”), and 50% by CTE Petrochemical Company (“CTE”). CTE is in turn owned 50% by a Celanese subsidiary, and 50% by Texas Eastern Arabian, Ltd. (“TEA”). SABIC is owned 70% by the government of Saudi Arabia.
Our dividends from this investment during 2005 were $80 million. Ibn Sina reported, on the basis of generally accepted accounting principles in Saudi Arabia, net earnings during 2005 of SR 1.447 billion, which is approximately $385 million.
A determination of whether we have significant influence in this venture can not be made simply by reading the venture documents. The context and manner in which this venture operates must be considered.
Celanese is minimally involved in the daily operations of Ibn Sina and currently has only three expatriates working at or for the business. The board of directors of the business is responsible for all executive strategic management decisions. Celanese has two of the eight board seats; however, SABIC appoints the chairman of the board, who has the tie-breaking vote in the event of split board decisions. Celanese does not sell to or buy products from the business. SABIC markets all of Ibn Sina’s production.
The day-to-day management of the business’ affairs is handled through a shared services arrangement with SABIC. These services include procurement, accounting, human resources, information technology, engineering, research, and other general services.
Furthermore, we have not had the ability to obtain financial information prepared in accordance with U.S. GAAP. SABIC’s employees, who perform the accounting for the business, do not have the experience or qualifications necessary to prepare U.S. GAAP financial information.
The most compelling reason for our assertion of lack of significant influence stems from the fact that the largest investor in the business is the Saudi Government. We believe we cannot exert significant influence over the business due to the presence of the Saudi Government. While CTE has four of eight board seats, the tie-breaking vote is carried by the SABIC-elected chairman. The risk therefore exists that the government, through its control of SABIC, could make unilateral decisions without Celanese or CTE’s consent and without legal intervention, recourse, or remedy.

August 23, 2006

In summary, we maintain that the lack of U.S. GAAP financial information, the dominant role of SABIC in venture, and, most notably, the risk associated with government influence preclude our ability to account for this investment under the equity method. KPMG’s Department of Professional Practice concurred with our conclusions on this matter, which was reaffirmed during our 2005 initial public offering.
In responding to your specific questions, as outlined below, we considered FIN No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock, and EITF 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.
•	Board and Management Representation: We elect two of Ibn Sina’s eight board members. SABIC elects four board members, including both the chairman and vice-chairman of the board. TEA elects two of the entity’s board members. We currently have representation within management in one capacity — the Vice President of Finance. We have two other employees at the business.

•	Other Investments: We have no other form of investment in Ibn Sina, including investments in preferred stock or debt securities.

•	Shareholder Rights: Our voting rights, protective rights, and participating rights are as follows:

Voting Rights

Pursuant to the legal documents governing Ibn Sina, board decisions are made by majority vote. In the event that a particular decision results in an equal division of votes, the SABIC-elected chairman’s vote breaks the tie. SABIC therefore effectively controls the board of directors. Two exceptions exist with respect to the tie-breaking provision, the first being a decision to incur expenditures in excess of the approved budget, and the second being the approval of major contracts or the exercise of rights under major contracts. In the event of equal board votes related to these two matters, the vote is put to the shareholders, and resolution requires 60 percent shareholder approval. As discussed above, however, we believe a significant risk exists that SABIC, through its government affiliation, could override our contractual voting rights if it serves their interests.

Protective rights
i.	Amendments to articles of incorporation of the investee: Amendments to the Ibn Sina governing documents (Memorandum of Association and Joint Venture Agreement) require agreement between SABIC and CTE.

ii.	Pricing on transactions between the owner of a majority voting interest and the investee and related self-dealing transactions: Not applicable

iii.	Liquidation of the investee or a decision to cause the investee to enter bankruptcy or other receivership: The entity dissolves in accordance with the Memorandum of Association after 32 years, unless the parties agree to extend that period by an additional 32 years.

iv.	Acquisitions and dispositions of assets that are not expected to be undertaken in the ordinary course of business: We do not have specific protective rights in this regard. The board would make decisions related to these events based on a majority vote, subject to the tie breaking provisions which effectively afford SABIC the ability to control this decision.

v.	Issuance or repurchase of equity interests: SABIC and CTE may agree to increase or decrease the level of capital in the business through shareholder vote; however, neither party may assign its rights under the Joint Venture Agreement, or transfer its equity to another party, without the consent of the other party. The introduction of an additional shareholder requires the agreement of both SABIC and CTE.

August 23, 2006

Participating rights
i.	Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures: The board of directors, subject to the tie breaking provisions, appoints Ibn Sina’s president, executive vice-president, and any other officer-level employees deemed necessary by the board. Compensation of management is set by SABIC due to its familiarity with market conditions in Saudi Arabia. Again, SABIC controls these decisions.

ii.	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business: Ibn Sina management works closely with SABIC to develop operating and capital budgets, which are in turn ratified by the board of directors, subject to the tie breaking provisions. The SABIC chairman has the tie breaking vote.
•	Policy Making Participation: We participate in policy making through our representation on the Ibn Sina board of directors. Due to the tie breaking provisions, however, SABIC effectively controls policy making.

•	Obligations to Provide Financing: We do not have the obligation to provide further financing to Ibn Sina.

•	Opposition by the Entity or from Other Investors: We have not dealt with any opposition by the investee or from other significant investors in the investee, such as litigation or complaints to governmental authorities.
Once again, the written documents must be considered in the specific factual context in which this venture operates. Celanese has no influence on day-to-day operations or management of the business. At the board level the tie-breaking provisions provide for effective decision-making control by SABIC.

August 23, 2006

Acetate Investments in China
The following discussion relates to our cost-basis investments in Kunming Cellulose Fibers Co. Ltd. (“Kunming”), Nantong Cellulose Fibers Co. Ltd. (“Nantong”), and Zhuhai Cellulose Fibers Co. Ltd. (“Zhuhai”). Our ownership percentages in these entities were as follows as of December 31, 2005:

Entity	Ownership
Kunming	30%
Nantong	31%
Zhuhai	30%
The other owner in the above entities is the China National Tobacco Corporation (“CNTC”). The governing documents with respect to each of the three entities are substantially similar with respect to matters impacting our decision to account for our investments under the cost method.
Dividends declared during 2004 and 2005 ranged from 25 percent to 50 percent of the net earnings of the entities. The entities record earnings on the basis of generally accepted accounting principles in China. We expect dividends will increase in the future as a percentage of net earnings.
As is true of Ibn Sina, our China investments must be considered in the specific factual context in which these ventures operate.
On a day-to-day basis CNTC operates the entities. Unanimous consent of the board of directors is required for the appointment and dismissal of the general manager and the deputy general managers, and the determination of their compensation. Celanese has American expatriates in only seven positions across the three entities and holds half of the board positions of each entity.
There is no legal mechanism to break ties if the board members do not agree. However, since the Chinese government strictly controls all manufacturing and trade activities in the country, the majority partner (effectively the Chinese government) has the ability to make unilateral decisions without our consent, and without legal intervention, recourse, or remedy.
Upon formation, although Celanese had a greater-than-twenty percent ownership interest in the entities, we did not believe that we could exercise significant influence over the entities and accordingly accounted for the investments under the cost method. This assertion was and is still attributable to the political and economic environment in communist China. Most importantly the communist government was the majority owner and business partner. Additionally, as the entities operate in a communist country, there are substantial limiting aspects of the entities’ operations that would be outside the control of the boards of directors.
We have not had the ability to obtain financial information prepared in accordance U.S. GAAP. CNTC’s employees, who perform the accounting for the business, do not have the experience or qualifications necessary to prepare U.S. GAAP financial information.
The most significant limiting factor is that the State Tobacco Monopoly Administration (“STMA”) directs all activities of the tobacco industry within China. The STMA directs pricing, timing, and distribution. For example, the customers are Chinese tobacco companies, who are also owned and operated by the Chinese government. Although the entities ostensibly determine their own pricing, it is critical to consider that the customers have the means to control pricing, as they are government-controlled businesses and there is no other market to which the entities can sell their product.

August 23, 2006

Another risk is the ability for the venture partner to make unilateral decisions. We believe that the venture partner could make unilateral decisions without our consent and without legal intervention, recourse, or remedy due to the partners affiliation with the Chinese government.
Finally, the government could nationalize these entities at their will, and although this was not and is not the expectation, the possibility should not be discounted.
We maintain that the lack of U.S. GAAP financial information and the risk associated with government influence preclude our ability to account for this investment under the equity method. The most significant and compelling fact continues to be that the State Tobacco Monopoly Administration controls the tobacco industry in China. KPMG’s Department of Professional Practice concurred with our conclusions on this matter, which was reaffirmed during our 2005 initial public offering.
In responding to your specific questions, as outlined below, we considered FIN No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock, and EITF 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.
•	Board and Management Representation: We elect five of the ten directors of each entity. General managers and deputy general managers are “recommended” by Celanese and CNTC, then ratified by the board of directors, on a rotating schedule. CNTC recommends the general manager of each entity for two terms for every one term recommended by Celanese. The current managers, which are our only designated employees at these entities, are as follows:

Entity	Position
Kunming	General Manager
Kunming	Deputy General Manager Finance
Nantong	Deputy General Manager Operations
Nantong	Finance Manager
Zhuhai	Deputy General Manager Operations
Zhuhai	Deputy General Manager Finance
N/A	Assistant Director Research and Development
•	Other Investments: We have no other form of investment in the entities, including investments in preferred stock or debt securities.

•	Shareholder Rights: Our voting rights, protective rights, and participating rights are as follows:
Voting rights

All key decisions occur at the board level, with unanimous consent required for the following:
i.	modifications to the entity’s Articles of Association;

ii.	changes in registered capital;

iii.	merger of the entity with a third party;

iv.	the appointment and dismissal of general managers and deputy general managers, and the determination of their compensation;

v.	investment in or acquisition of other companies;

vi.	asset disposals; and

vii.	termination of the entity on a voluntary basis.
Other decisions require majority vote for approval. The entities’ governing documents contain no provisions for tie breaking. As discussed above we believe that there is a significant risk that CNTC could override our voting rights and leave us without recourse.

August 23, 2006

Protective rights
(As outlined in EITF 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights)
i.	Amendments to articles of incorporation of the investee: Amendments to the Articles of Association require unanimous vote of all directors.

ii.	Pricing on transactions between the owner of a majority voting interest and the investee and related self-dealing transactions: CNTC is a state-owned monopoly which sets pricing for all transactions in the domestic market.

iii.	Liquidation of the investee or a decision to cause the investee to enter bankruptcy or other receivership: The entities terminate by contract on January 1, 2020, unless either CNTC or Celanese proposes an extension and the board unanimously approves the action. Any voluntary dissolution of the entities required unanimous approval of the board.

iv.	Acquisitions and dispositions of assets that are not expected to be undertaken in the ordinary course of business: The board approves capital expenditures based on majority vote. Business acquisitions require unanimous consent.

v.	Issuance or repurchase of equity interests: The transfer of either party’s equity interest can only be effected upon the consent of the other party. The other party has the first right of refusal. The introduction of an additional shareholder requires the agreement of both parties.
Participating rights
i.	Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures: This is outlined under Voting Rights above.

ii.	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business: Budgets and capital decisions are approved by the board by majority vote, except with respect to those items outlined under Voting Rights above.
•	Policy Making Participation: We participate in policy making through our representation on the boards of directors.

•	Obligations to Provide Financing: We do not have the obligation to provide further financing to the entities.

•	Opposition by the Entity or from Other Investors: We have not dealt with any opposition by the investee or from the other investor, such as litigation or complaints to governmental authorities.
Once again, the written documents must be considered in the specific factual context in which these ventures operate. Celanese has no significant influence on day-to-day operations and we believe that CNTC could override our contractual and voting rights and leave us without recourse.

August 23, 2006

Note 25. Commitments and Contingencies
9.	We note your response to prior comment 16. Please tell us the amount accrued as of December 31, 2005 related to the asbestos cases as well as how you determined that this amount is not material. Please show us in your supplemental response the additional disclosures you plan to provide in accordance with SAB Topic 5:Y.
Response: As we previously communicated to you, the amount of our asbestos reserve is not material to our company. In fact, the reserve is less than one-half of 1% of our assets. We supplemented our previous asbestos disclosure with the following information on page 25 of our report on Form 10-Q for the period ended June 30, 2006, and we will update the information in future filings:
“As of June 30, 2006 Celanese Ltd and/or CAN Holdings, Inc., both U.S. subsidiaries of the Company, are defendants in approximately 650 asbestos cases. During the three months ended June 30, 2006, 18 new cases were filed against the Company and 26 cases were resolved.”
We believe that the disclosure of our asbestos reserve will hurt our negotiation position with plaintiffs and provide no material and meaningful information for our investors.
FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2006
General
10.	Please address the above comments in your interim filings as well.
Response: With respect to our Form 10-Q for the quarter ended March 31, 2006, we reiterate the foregoing responses to the extent relevant to our 10-Q. We will modify our future 10-Q filings as indicated in the foregoing responses to the extent relevant to a 10-Q filing.
CELANESE HOLDINGS LLC
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
General
11.	Please address the comments above, as applicable, to Celanese Holdings LLC.
Response: With respect to our Celanese Holdings LLC Form 10-K for the year ended December 31, 2005, we reiterate the foregoing responses to the extent relevant to Celanese Holdings LLC. We will modify our future Celanese Holdings LLC filings as indicated in the foregoing responses to the extent relevant to a 10-Q filing.
Thank you for the opportunity to provide additional responses. Please feel free to contact me with any additional questions or comments you may have.
Best regards,
John J. Gallagher III
Executive Vice President and Chief Financial Officer
cc: Edward Tolley, Simpson, Thacher & Barlett LLP

Attachment A
Celanese Corporation
Reconciliation of Adjusted EBITDA to Net Earnings (Loss)
For the year ended December 31, 2005
(In $ millions)

Net earnings of Celanese Corporation	$277
Net loss of entities not included in covenant calculation	66

Net earnings for covenant calculation	343
(Earnings) loss from discontinued operations	(9)
Cumulative effect of changes in accounting principles	—
Interest expense net:
Interest expense	322
Interest income	(33)
Cash interest income used by captive insurance subsidiaries to fund operations	9
Taxes:
Income tax provision (benefit)	57
Franchise taxes	2
Depreciation and amortization	286
Unusual items:
Special charges	73
Severance and other restructuring charges not included in special charges	6
Unusual and non-recurring items	(5)
Other non-cash charges (income):
Non-cash charges	10
Equity in net earnings of affiliates in excess of cash dividends received	4
Excess of minority interest income over cash dividends paid to minority shareholders	37
Other adjustments:
Advisor monitoring fee	10
Net (gain) loss on disposition of assets	10

Adjusted EBITDA	$1,122

Celanese Corporation
Reconciliation of Cash Interest to Interest Expense (Income), net
Covenant Ratio — Minimum Senior Credit Facilities
For the year ended December 31, 2005
(In $ millions)

			Interest
			(Income)
	Interest	Interest	Expense,
	Expense	Income	Net

Interest Expense (Income) of Celanese Corporation	387	(38)	349
Interest Expense (Income) of entities not included in covenant calculation	(65)	5	(60)

Interest Expense (Income) for covenant calculation	322	(33)	289
Less:
Amortization of any financing fees	(34)		(34)
Fees/premiums paid in connection with refinancing	(55)		(55)
Capitalized interest	3		3
Proforma adjustments for covenant calculations	(8)		(8)

Cash interest expense, net	228	(33)	195

Celanese Corporation
Reconciliation of Net Debt to Total Debt
Covenant Ratio — Maximum Senior Credit Facilities
December 31, 2005
(In $ millions)

Total debt of Celanese Corporation	3,437
Total debt of entities not included in covenant calculation	(379)

Total debt for covenant purposes	3,058
Less: Cash and cash equivalents	390

Net Debt	2,668

Celanese Corporation
Reconciliation of Cash Interest to Interest Expense (Income), net
Covenant Ratio — Minimum Senior Subordinated Notes Indenture
For the year ended December 31, 2005
(In $ millions)

			Interest
			(Income)
	Interest	Interest	Expense,
	Expense	Income	Net

Interest Expense (Income) of Celanese Corporation	387	(38)	349
Interest Expense (Income) of entities not included in Sr. Subordinated Note covenant calculation	(65)	5	(60)

Interest Expense (Income) for covenant calculation	322	(33)	289
Less:
Amortization of any financing fees	(34)		(34)
Fees/premiums paid in connection with refinancing	(55)		(55)
Capitalized interest	3		3
Guaranteed dividends	4		4
Proforma adjustments for covenant calculations	(8)		(8)
Captive Insurance Interest Income		8	8

Cash interest expense, net	232	(25)	207

Celanese Corporation
Reconciliation of Cash Interest to Interest Expense (Income), net
Covenant Ratio — Minimum Senior Discount Notes Indenture
For the year ended December 31, 2005
(In $ millions)

			Interest
			(Income)
	Interest	Interest	Expense,
	Expense	Income	Net

Interest Expense (Income) of Celanese Corporation	387	(38)	349
Interest Expense (Income) of entities not included in Senior Discount Notes covenant calculation	—	—	—

Interest Expense (Income) for covenant calculation	387	(38)	349
Less:
Amortization of any financing fees	(34)		(34)
Fees/premiums paid in connection with refinancing	(55)		(55)
Capitalized interest	3		3
Guaranteed dividends	4
Proforma adjustments for covenant calculations	(13)		(13)
Captive Insurance Interest Income		(8)	(8)

Cash interest expense, net	292	(46)	242